SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No.1)(1)

                           SANTA FE GAMING CORPORATION
                                (Name of Issuer)

                    EXCHANGEABLE REDEEMABLE PREFERRED STOCK,
                          $2.14 LIQUIDATION PREFERENCE
                         (Title of Class of Securities)

                                    801904202
                                 (CUSIP Number)

                                          Copy to:
Mr. David H. Lesser                       Michael Connolly, Esq.
Hudson Bay Partners, L.P.                 Morrison Cohen Singer & Weinstein, LLP
237 Park Avenue, Suite 900                750 Lexington Avenue
New York, New York 10017                  New York, New York 10022
Telephone (212) 692-3622                  Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following page(s))

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              - Page 1 of 8 Pages -

                                                           - Page 2 of 8 Pages -

CUSIP
No.   801904202                        13D




________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Hudson Bay Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     WC, PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,134,100**                                      24.1%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,134,100**                                      24.1%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,134,100**                                      24.1%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,134,100**                                      24.1%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,134,100

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                    24.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
** Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 2,134,100 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

                                                           - Page 3 of 8 Pages -

CUSIP
No.   801904202                        13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       David H. Lesser IRA - Rollover IRA
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF          32,000                                           0.4%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,134,100**                                      24.1%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         32,000                                            0.4%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,134,100**                                      24.1%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,166,100**

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                                    24.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
** Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 2,134,100 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

                                                           - Page 4 of 8 Pages -

     This statement,  dated February 8, 1999, constitutes Amendment No. 1 to the
Schedule 13D, dated January 25, 1999 (the "Schedule 13D"), regarding the Filing Persons' ownership of certain securities of Santa Fe Gaming Corporation, a Nevada corporation (the "Issuer").(2) All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule 13D.

     This Amendment No. 1 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended, by the Filing Persons. It shall include only information which has materially changed since the filing of the Schedule 13D.

ITEM 4. Purpose of Transaction.

     The Filing Persons acquired the Shares described at Item 5(c) below for investment purposes. Reference is hereby made to the additional information set forth in Item 4 of the Schedule 13D, which information has not changed since the filing of the Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

     (a)-(b) As of the date of this filing, Hudson Bay is the record and beneficial owner of 2,134,100 Shares of the Issuer, constituting approximately 24.1% of the outstanding Shares of the Issuer. Through David H. Lesser IRA - Rollover IRA, Mr. Lesser is the record and beneficial owner of 32,000 Shares of the Issuer, constituting approximately 0.4% of the outstanding Shares of the Issuer, and as a result of his affiliation with the General Partner he may also be deemed to beneficially own the 2,134,100 Shares owned by Hudson Bay; Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him. Mr. Lesser has sole voting and dispositive power with respect to the 32,000 Shares owned of record individually by him; he may be deemed to share with Hudson Bay voting and dispositive power over the 2,134,100 Shares owned by Hudson Bay. The General Partner owns no Shares, except indirectly as general partner of Hudson Bay. In addition to the Shares, Hudson Bay is the record and beneficial owner of 53,600 shares of common stock , par value $.01 per share, of the Issuer, representing 0.9% of the issued and outstanding shares.

     (c) The following is a description of all transactions in Shares of the Issuer by the Filing Persons effected during the past sixty (60) days:

                          Date of         Number of Shares     Purchase or Sale
Name of Shareholder   Purchase or Sale   Purchased or (Sold)   Price per Share
-------------------   ----------------   -------------------   ----------------

    Hudson Bay            12/02/98             9,000                0.20750




--------
     (2) The Shares to which this Schedule relates are non-voting securities; however, the Certificate of Designation relating to the Shares provides that the holders of the Shares voting as a class have the right to elect two additional directors to the board of directors if the Issuer for so long as dividends in an amount equal to dividend payments for four dividend periods remain accrued and unpaid (a "Dividend Payment Default"). The Filing Persons were notified of the occurrence of a Dividend Payment Default on January 15, 1999.

                                                           - Page 5 of 8 Pages -


                          12/03/98           196,200                0.26970
                          12/04/98            60,400                0.26960
                          12/07/98             7,000                0.20750
                          12/08/98               600                0.20750
                          12/09/98             2,000                0.20750
                          12/11/98             5,000                0.20750
                          12/21/98             1,200                0.20750
                          12/22/98             4,600                0.20750
                          12/23/98           146,500                0.26720
                          12/24/98            55,000                0.27000
                          12/28/98            23,700                0.26020
                          12/29/98            87,700                0.26630
                          12/30/98            22,900                0.20750
                          12/31/98           343,400                0.26550
                          01/04/99            66,600                0.25860
                          01/05/99             3,500                0.20750
                          01/06/99            77,400                0.26810
                          01/08/99               700                0.20750
                          01/19/99            31,200                0.20750
                          01/20/99             6,000                0.20750
                          01/21/99               100                0.20750
                          01/25/99            12,600                0.20750
                          01/29/99           150,000                0.27000

     All of the Shares of the Issuer were purchased in open market purchases.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 7. Materials to be Filed as Exhibits

     Exhibit A. Agreement of Joint Filing between Hudson Bay Partners, L.P., and David H. Lesser, dated February 8, 1999.

                                                           - Page 6 of 8 Pages -

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated: February 8, 1999

                                        HUDSON BAY PARTNERS, L.P.

                                        By:  Hudson Bay Partners, Inc.
                                             General Partner

                                             By:  /s/ David H. Lesser
                                                  ------------------------------
                                                  David H. Lesser
                                                  President



                                        By:  /s/ David H. Lesser
                                             -----------------------------------
                                             David H. Lesser, individually


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                           - Page 7 of 8 Pages -

                                  EXHIBIT INDEX


                                                                 Sequential
Exhibit         Description                                      Page Number
-------         -----------                                      -----------
   A            Agreement  of Joint  Filing  between
                Hudson Bay Partners,  L.P. and David
                H. Lesser; dated February 8, 1999.

                                                           - Page 8 of 8 Pages -


                            AGREEMENT OF JOINT FILING

     Hudson Bay partners, L.P. and David H. Lesser hereby agree that the Statement on Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 8, 1999

                                        HUDSON BAY PARTNERS, L.P.

                                        By:  Hudson Bay Partners, Inc.
                                             General Partner

                                             By:  /s/ David H. Lesser
                                                  ------------------------------
                                                  David H. Lesser
                                                  President



                                        By:  /s/ David H. Lesser
                                             -----------------------------------
                                             David H. Lesser, individually